EXHIBIT 99

NETWORK EQUIPMENT TECHNOLOGIES, INC. ANNOUNCES RESULTS FOR THIRD QUARTER FY 2004

Company Posts Fourth Consecutive Quarter of Profitability

Fremont, CA, January 14, 2004 -- net.com (NYSE: NWK), a global provider of multiservice networking and service creation platforms, today reported results for the quarter ended December 26, 2003, the Company's fiscal third quarter, posting a profit of $0.04 per share.

Total revenue for the third quarter of fiscal 2004 increased 2.6 percent year over year to $33.9 million, from $33.0 million in the same quarter of the prior year. Third quarter total revenue also reflects a sequential increase of 6.0 percent from $31.9 million in the second quarter of fiscal 2004. Product revenue increased 1.6 percent year over year to $28.4 million, from $28.0 million in the third quarter of fiscal 2003. Product revenue increased 2.4 percent sequentially from $27.8 million in the second quarter of fiscal 2004.

Net profit for the third quarter of fiscal 2004 was $909,000, or $0.04 per share, compared to a net loss for the third quarter of fiscal 2003 of $3.2 million, or $0.14 per share. Net profit improved $0.02 per share over the second quarter of fiscal 2004 profit of $400,000, or $0.02 per share. A significant driver of third quarter profits was increased gross margin of 54.5 percent, as compared to 54.2 percent for the prior quarter and 43.1 percent for the third quarter of fiscal 2003.

Total revenue for the nine-month period ending December 26, 2003 was $99.9 million compared to $88.3 million for the same period last year, placing the Company in position to achieve its stated goal of 5-15% growth for fiscal year 2004. The Company reported a net profit of $2.9 million, or $0.13 per basic share, and $0.12 per diluted share, for the current nine-month period, compared to a net loss of $19.0 million, or $0.85 per share for the same period in fiscal 2003.

Hubert "Bert" Whyte, president and CEO, noted, "We enter the new year feeling good about the progress that we have made, and more optimistic about the state of the telecommunications industry. During this past year, our customers appreciated our commitment to our flagship Promina product line as we have continually upgraded and expanded its functionality. Our strategy to provide investment protection to our existing customers was further enhanced this past year with the addition of the SCREAMlink program that allows our customers to gracefully migrate to broadband. And, we are pleased with our progress in positioning SCREAM to address emerging bundled and tiered services just as broadband acceptance and DSL line growth reach record levels."

Highlights for Third Quarter FY04

Highlights from the current quarter included the following:

- A $4.5 million order from the US Army KICC (Kuwait-Iraq Command, Control, Communications and Computers Commercialization) project. Part of the $87 billion supplemental budget signed recently by President Bush, this first phase of the order includes Promina 400 and Promina 800 platforms that provide secure voice, video, data and IP communications to support more than 100,000 US and coalition troops now in the region. It is planned that this network will also provide the initial backbone for Iraq's new communications infrastructure.

- Installed a new SHOUTIP network for a large Palo Alto, California law firm that connects to an existing Siemens PBX network to deliver IP over frame relay, leveraging SHOUTIP's BESTflow architecture. The SHOUTIP network will enable the law firm to preserve its investment in its existing PBX equipment. net.com's SHOUTIP platforms recently received HiPath certification by Siemens ICN.

- Deployment of the SCREAM Service Creation Manager platform in BT's "Broadband Hotbed" testing lab for the development of new broadband services and applications, as announced separately today.

- Tested secure SHOUTIP for interoperability by JITC, the Joint Interoperability Test Command for the Defense Information Systems Agency (DISA), for secure voice over Internet protocol, especially as it applies to satellite communications. JITC is the accrediting authority through which all equipment must pass before it is put into the network.

- Awarded contract and began deployment of the Bandwidth Management Equipment (BME) for the NATO communications network, with Promina, SCREAMlink and

SCREAM gear for ISDN voice, routing, and data transport capabilities over a variety of transport protocols.

About net.com

Network Equipment Technologies, Inc., doing business as net.com, builds service creation platforms for broadband, IP telephony, and multiservice networks. For network service providers and operators, net.com platforms enable a fast return on investment, lower operating expenses, and profit from rapid creation and delivery of new services to end users. net.com pioneered multiservice networking, used by service providers, government organizations, and businesses worldwide. A founder of the Service Creation Community, net.com leads in service creation, the new profitability model for network service providers.

Forward looking statements
Statements made in this press release other than statements of historical fact are forward-looking including, for example, those relating to products, customers, operations, strategic initiatives, and the state of the telecommunications industry. Investors are cautioned that these statements are based upon current expectations, forecasts and assumptions that involve risks and uncertainty that may cause actual results, events or company performance to differ materially from those expressed or implied in the forward-looking statements. Among other risks and uncertainties, net.com might not be able to achieve expected sales revenue for new products, we might not continue to meet additional development milestones for products, product testing and trials might not be successful and even if successful might not result in product orders, and the targeted markets for new products might not accept the products. Also, efforts to assist service providers in bringing new services and other revenue generating services to market may not succeed. Furthermore, although the market has recently recovered somewhat from a significant downturn, the telecommunications equipment sector remains under pressure, which might affect earnings in future quarters. In addition to the factors set forth in the press release, the factors identified in net.com's filings with the Securities and Exchange Commission, including Forms 10-K and 10-Q, could also affect the forward-looking statements contained in this press release. Network Equipment Technologies, Inc. disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

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Promina, SCREAM, Service Creation Manager, and SHOUTIP are registered trademarks, and net.com, BESTflow and SCREAMlink are trademarks of Network Equipment Technologies, Inc.

Note to Editors: tables to follow

NETWORK EQUIPMENT TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share data)

	Quarter Ended		Nine Months Ended	
	Dec 26, 2003	Dec 27, 2002	Dec 26, 2003	Dec 27, 2002
Revenue:	(unaudited)		(unaudited)	
Product	$ 28,438	$ 27,991	$ 85,511	$ 73,087
Service and other	5,433	5,014	14,401	15,212
Total revenue	33,871	33,005	99,912	88,299
Costs of sales:				
Cost of product revenue	11,033	14,195	34,400	39,295
Cost of service and other revenue	4,394	4,582	11,959	14,315
Total cost of sales	15,427	18,777	46,359	53,610
Gross margin	18,444	14,228	53,553	34,689
Operating expenses:				
Sales and marketing	8,202	7,880	23,320	24,279
Research and development	6,939	6,366	20,728	19,533
General and administrative	2,349	2,707	7,539	8,479
Restructuring costs	-	689	266	1,861
Total operating expenses	17,490	17,642	51,853	54,152
Income (loss) from operations	954	(3,414)	1,700	(19,463)
Other income	69	167	1,588	7,348
Interest income (expense), net	(117)	75	(407)	425
Income (loss) before taxes	906	(3,172)	2,881	(11,690)
Tax provision (benefit)	(3)	32	(18)	(2,297)
Income (loss) before accounting change	909	(3,204)	2,899	(9,393)
Cumulative effect of change in accounting principle relating to goodwill	-	-	-	(9,592)
Net income (loss)	$ 909	$ (3,204)	$ 2,899	$ (18,985)
Per share data:				
Income (loss) before accounting change:				
Basic	$0.04	$(0.14)	$0.13	$(0.42)
Diluted	$0.04	$(0.14)	$0.12	$(0.42)
Cumulative effect of change in accounting principle relating to goodwill - basic and diluted	$ -	$ -	$ -	$(0.43)
Net income (loss):				
Basic	$0.04	$(0.14)	$0.13	$(0.85)
Diluted	$0.04	$(0.14)	$0.12	$(0.85)
Common and common equivalent shares:				
Basic	23,395	22,476	23,091	22,383
Diluted	24,884	22,476	24,385	22,383

NETWORK EQUIPMENT TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	Dec 26, 2003	Mar 28, 2003
Assets	(unaudited)	
Cash and investments	$ 95,330	$ 94,568
Accounts receivable, net	25,703	14,574
Inventories	12,282	14,569
Prepaid expenses and other assets	3,493	4,110
Total current assets	136,808	127,821
Property and equipment, net	32,226	34,486
Software production costs, net	-	5
Other assets	3,584	2,506
	$ 172,618	$ 164,818
Liabilities and Stockholders' Equity		
Accounts payable	$ 6,575	$ 5,427
Other current liabilities	17,252	18,081
Total current liabilities	23,827	23,508
Long term liabilities	1,890	1,770
7 1/4% convertible subordinated debentures	24,706	24,706
Stockholders' equity	122,195	114,834
	$ $172,618	$ $164,818